a2a
energie in comune

08002840

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

SEC Mail Processing Section
MAY 19 2008
Washington, DC
101

BY COURIER

May 14, 2008

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

SUPPL

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

PROCESSED
JUN 02 2008
THOMSON REUTERS

Encl.

5/28

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

Cod. 5986127 - 2.2008

PRESS RELEASE - 14 May 2008

The Management Board has approved the *Quarterly Report* at 31 March 2008 and the A2A Group's pro-forma data restated at 31 December 2007 and 31 March 2007.

Change to the accounting policy relative to joint-ventures: from 1st January 2008 application of equity method with restatement of the 2007 results for comparative purposes.

****

Gross Operating Margin stable and equal to 317 million euros (316 million euros pro-forma data at 31 March 2007)

Net debt significantly reduced and equal to 3,088 million euros (-261 million euros compared to pro-forma data at 31 December 2007)

Milan, 14 May 2008 – At today's meeting of the Management Board of A2A S.p.A., chaired by Mr. Giuliano Zuccoli, the board examined and approved the *Quarterly Report* compared with the data restated at 31 March 2007 and 31 December 2007 and likewise approved the pro-forma data of the A2A Group restated at 31 December 2007 and of the A2A Group at 31 March 2007[1].

In order to increase the clarity and transparency of its consolidated financial statement and also taking into account the requests made by the financial markets, which expressed the need to receive economic information focused in particular on the businesses directly and independently managed by A2A, the new Group considered it appropriate, at the same time as approving its first quarterly report, to change the accounting policy applied to the jointly controlled companies previously adopted by the AEM Group. [2]

[1] The financial data restated at 31 March 2007 and restated at 31 December 2007 only represent the position of the former AEM Group, as the incorporating company. The pro-forma data restated at 31 December 2007 and the pro-forma data at 31 March 2007 show a consolidation perimeter essentially similar to that of the A2A Group at 31 March 2008.
Note that the "2007 pro-forma data" was approved on 27 March 2008; due to the change of the accounting policy the pro-forma data at 31 December 2007 was restated and the pro-forma data at 31 March 2007 was drawn up in accordance with the new accounting policy. For more detailed information on the pro-forma data refer to the document "Pro-forma data restated at 31 December 2007 and pro-forma data at 31 March 2007" approved by the Management Board today.

[2] Note, however, that this change of policy most likely only represents an anticipation of the effects that would occur mandatorily if the current proposed changes to IAS 31, contained in Exposure Draft no. 9 ("Joint Arrangement") of the IASB, currently in an advanced stage of discussion, were approved without significant variations. In the case of joint ventures, seen from the broadest plan of convergence with the US accounting principles (USGAAP), this Exposure

Therefore, starting from 1st January 2008, the jointly controlled companies (Transalpina di Energia S.r.l., Edipower S.p.A., Ergon Energia S.r.l., Gesi S.r.l., Metamer S.r.l., Sed S.r.l., Bergamo Pulita S.r.l., Bellisolina S.r.l. and Biotecnica) are no longer consolidated with the proportional integration method, but with the equity method.

In coherence with this choice, the previous year's data presented for comparative purposes has been restated.

The results of the A2A Group are set out below, compared to the pro-forma financial results at 31 March 2007 and the pro-forma financial data at 31 December 2007 as they are even more significant compared to the results *restated* at 31 March 2007 and at 31 December 2007.

Main consolidated results of the first quarter of 2008

Millions of Euros	31.3.2008	31.3.2007 pro-forma	% Change	31.3.2007 *restated*
Revenues	1,665	1,537	8.3%	723
Gross Operating Margin .- EBITDA	317	316	0.3%	158
Net Operating Income – EBIT	233	241	-3.3%	118
Earnings before taxes	215	246	-12.6%	114
Group Net profit	143	146	-2.1%	64

Millions of Euros	31.3.2008	31.12.2007 pro-forma *restated*[3]	Change	31.12.2007 *restated*
Net Financial Position	3,088	3,349	-261	2,094

In 2008 the A2A Group's **revenues** were up by 8.3% and reached 1,665 million euros.
The increase, equal to 128 million euros, is attributable to the greater quantities of electrical energy, gas and heat marketed, as well as the increase in the electrical energy and gas sales prices linked to the events registered on the international fuel prices markets.

The electrical energy sold by the A2A Group came to 9,267 GWh (7,144 GWh net of the energy sold and simultaneously bought by the Power Exchange, + 5%), whilst the production of thermoelectric and hydroelectric energy, equal to 3,151 GWh, was in line with the first quarter of 2007.

Draft provides for, amongst other things, the elimination of the optional choice between proportional consolidation and the equity method, opting for the mandatory application of this latter method.

[3] Includes the extraordinary dividend of 85 million euros

The gas distributed equalled 855 million cubic metres, an increase of 13.4% compared to the same period of 2007 whilst the sales of gas to end users, equal to 778 million cubic metres, was up by 8% compared to the first quarter of the previous year. The quantities of heat sold through district heating networks went from 723 thermal GWh in the first quarter of 2007 to 822 thermal GWh at 31 March 2008 (+14%). The electrical energy distributed was equal to 3,084 GWh, up by 14 GWh compared to the same term of the year 2007 (+0.4%).

The quantity of waste disposed of equalled 719,000 tonnes, a slight reduction compared to the data registered in the first quarter of 2007 (736,000 tonnes), mainly due to the expected exhaustion of the Montichiari landfill.

The **Gross Operating Margin (EBITDA)** for the term in question is essentially in line with the pro-forma result of the first quarter of 2007. This trend reflects the positive result registered by all the areas of activity in which the A2A Group is active.

Millions of Euros	**31.03.2008**	**31.03.2007 pro-forma**
	Total	**Total**
Energy	121	125
Heat and services	38	32
Networks	78	77
Environment	80	83
Other service and Corporate	0	(1)
TOTAL	**317**	**316**

The positive trend in the *Heat* and *Networks* sectors *can be attributed to* the greater quantities distributed to end-users. The slight fall in the gross operating margin of the *Energy* sector is mainly attributable to the hysteresis of the purchasing formulas and the sale of gas, whilst the *environment* sector result on the other hand suffered from the halt in activity of the Silla 2 plant because of the installation of the Denox system.

The **Net operating income (EBIT)** equal to 233 million euros (241 million euros at 31 March 2007) includes the effects of greater depreciations, for approximately 8 million euros, connected to the freely transferable assets of the Group's hydroelectric plants, whose remaining life, for accounting purposes, has been revised due to the effect of the Constitutional Court's ruling no. 1 dated 18 January 2008, which decreed the unconstitutionality of a part of the regulation contained in the Financial Act 2006 that provided for the extension of the hydroelectric concessions for a ten-year period.

The **financial result** shows a negative value of 44 million euros (negative by 38 million euros pro-forma data at 31 March 2007) mainly due to the greater indebtedness registered in the first quarter of 2008 compared to the first quarter of 2007.
The share of the income deriving from the valuation of the shareholdings according to the equity method is equal to 26 million euros, a fall of 20 million euros compared to the previous period due to the lower net income of Endesa Italia S.p.A. and Transalpina di Energia S.r.l.

The **charges from income tax** come to 66 million euros; the decrease of the tax burden compared to the previous period, equal to 18 million, is mainly due to the lower tax rates applicable beginning in 2008.

The Group's **consolidated net profit** for the first quarter, after minorities, equals 143 million euros (146 million euros at 31 March 2007 pro-forma data).

Employed capital and net financial debt

At 31 March 2008 **the net consolidated capital employed came to 7,949 million euros**; the net equity contributes to its cover for 4,861 million euros (of which 828 million euros refer to third party shareholders' shares) and the net debt for 3,088 million euros (3,264 million euros, pro-forma data at 31 December 2007 without including the disbursement for the extraordinary dividend equal to 85 million euros).

The operating assets generated financial resources of 317 million euros of which 93 million relates to the change in the assets and liabilities including the disbursement of 85 million euros for the extraordinary dividend (coupon detachment date 28 December 2007 and payment on 4 January 2008) and the disbursement of 55 million euros for the purchase of 2% of the share capital of Edipower S.p.A. which occurred in January.

The net investments in tangible, intangible and financial assets equalled 190 million euros and include the buy back for 43 million euros and the variations in the value of the shareholdings for 56 million euros.

The changes in the net equity generated resources equal to 49 million euros.

Due to the events mentioned above the net debt improved by 176 million euros.

Business outlook

In the second half of 2008 the gradual start-up of the 800 MW combined-cycle plant in the locality of Gissi (CH) is expected, which could positively contribute to the valorization of the Group's energy portfolio. Overall, at a consolidated level the 2008 results are positive and, given the evolution currently expected in the competitive and regulatory context, no lower than those of 2007.

***

*As required by Article 154-*bis*, Section 2, of the Uniform Finance Law (Legislative Decree No. 58/1998), Paolo Rundeddu, in his capacity as Corporate Accounting Documents Officer of A2A S.p.A., attests that the accounting information contained in this press release is consistent with the data in the Company's documents, accounting records and other records.*

The following are also attached: A2A Group's accounting tables, extracts from the Qarterly Report at 31 March 2008 compared to the pro-forma data of the A2A Group restated at 31 December and at 31 March 2007 and compared to the previous period.

Note that the Quarterly Report at 31 March 2008 and the pro-forma data were not audited.

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energie in comune

* * *

For further information:
Communications and External Relations: Biagio Longo, tel. 02 7720.4582, biagio.longo@a2a.eu
Investor Relations: Renata Bonfiglio, tel. 02 7720.3879, ir@a2a.eu
www.a2a.eu

a2a
energie in comune

Balance Sheet

CONSOLIDATED BALANCE SHEET (in million of Euros)	31/03/08	31/12/07 Pro forma	31/12/07 Restated
ASSETS			
NON CURRENT ASSETS			
Tangible assets	3,899	3,877	2,083
Intangible assets	535	540	360
Shareholdings assessed to the Equity method	3,332	3,321	2,501
Other non-current financial assets	581	536	516
Income tax receivables	272	258	197
Other non-current assets	26	40	27
TOTAL NON-CURRENT ASSETS	**8,645**	**8,572**	**5,684**
CURRENT ASSETS			
Inventories	86	175	24
Accounts receivables	1,662	1,739	902
Other current assets	229	283	178
Current financial assets	2	4	0
Current tax credits	20	47	19
Liquidity and equivalents	127	102	32
TOTAL CURRENT ASSETS	**2,126**	**2,350**	**1,155**
NON-CURRENT ASSETS AVAILABLE FOR SALE	**4**	**4**	**4**
TOTAL ASSETS	**10,775**	**10,926**	**6,843**
NET EQUITY AND LIABILITIES			
NET EQUITY			
Share capital	1,629	1,629	936
(Own shares)	-107	-64	-64
Reserves	2,368	2,315	1,096
Net income of the year	-		292
Net income of the term	143		-
Group net equity	**4,033**	**3,880**	**2,260**
Minority interests	828	825	794
Total net equity	**4,861**	**4,705**	**3,054**
LIABILITIES			
NON CURRENT LIABILITIES			
Non-current financial liabilities	2,913	2,739	1,723
Deferred tax liabilities	294	305	173
Benefits to employees	271	272	154
Risk fund for landfills	318	312	169
Other non-current liabilities	129	286	256
Total non-current liabilities	**3,925**	**3,914**	**2,475**
CURRENT LIABILITIES			
Accounts payable	977	1,050	631
Other current liabilities	591	498	238
Current financial liabilities	312	730	430
Tax due	105	25	11
Total current liabilities	**1,985**	**2,303**	**1,310**
Total liabilities	**5,910**	**6,217**	**3,785**
LIABILITIES DIRECTLY ASSOCIATED TO NON-CURRENT ASSETS AVAILABLE FOR SALE	**4**	**4**	**4**
TOTAL NET EQUITY AND LIABILITIES	**10,775**	**10,926**	**6,843**

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energie in comune

Income Statement

CONSOLIDATED INCOME STATEMENT (in millions of Euros)	01/01/2008 31/03/2008	01/01/2007 31/03/2007 pro forma	01/01/2007 31/03/2007 Restated
REVENUES			
REVENUES FROM SALES AND SERVICES	1,627	1,528	715
OTHER OPERATING REVENUES	38	9	8
TOTAL REVENUES	**1,665**	**1,537**	**723**
OPERATING COSTS	**1,238**	**1,117**	**529**
LABOUR COSTS	**110**	**104**	**36**
GROSS OPERATING INCOME - EBITDA	**317**	**316**	**158**
DEPRECIATION, AMORTIZATION, PROVISIONS AND WRITE-DOWNS	**84**	**75**	**40**
NET OPERATING INCOME - EBIT	**233**	**241**	**118**
NET FINANCIAL INTERESTS	**-44**	**-38**	**-26**
AFFILIATES	**26**	**46**	**25**
OTHER NON-OPERATING COSTS		**-3**	**-3**
EARNINGS BEFORE TAXES	**215**	**246**	**114**
CHARGES FROM INCOME TAXES	**66**	**84**	**36**
PROFIT FROM CURRENT OPERATIONS NET OF TAXES	**149**	**162**	**78**
NET RESULT OF NON-CURRENT ASSETS AVAILABLE FOR SALE			
NET PROFIT	**149**	**162**	**78**
MINORITIES	**-6**	**-16**	**-14**
GROUP NET PROFIT FOR THE TERM	**143**	**146**	**64**

CONSOLIDATED FINANCIAL STATEMENT (in millions of Euros)	31.03.2008	31.12.2007 Restated
LIQUIDITY AND EQUIVALENTS		
OPENING POSITION	32	88
Operating assets		
Group net income	143	292
Minorities	6	76
Non-monetary flows:		
Tangible assets depreciation	71	144
Inangible assets amortization	4	6
Change in funds and benefits to employees	387	3
Change in working capital:		
Change in trade and other short-term receivables	-822	-274
Change in inventories	-62	2
Change in trade and other short-term payables	648	51
Change in asset/liabilities of correlated parties	-64	13
Change in asset/liabilities available for sale		4
Net Cash Flow generated by operations	**311**	**317**
Investments		
Net investments in tangible assets	-1,887	-158
Net investments in intangible assets	-180	-199
Change in shareholdings	-896	-247
Purchase of own shares	-43	-39
Net Cash Flow absorbed by investments	**-3,006**	**-643**
Free cash flow	**-2,695**	**-326**
Financing activities		
Change in financial assets	4	-1
Change in financial liabilities	1,085	334
Change in net third party shareholders' equity	28	-96
Change in Group net shareholders' equity	1,673	158
Dividends paid		-125
Net Cash Flow absorbed by financial activities	**2,790**	**270**
CHANGE IN LIQUIDITY	95	-56
LIQUIDITY AND EQUIVALENTS		
CLOSING POSITION	**127**	**32**

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energie in comune

Table of the variation in the net consolidated equity

Description (in million of Euros)	Share Capital	Own Shares	Reserves	Group profit for the term / for the year	Group Total Net Equity	Minority Interests	Total Net Equity
Net Equity at 31.12.2006 Restated	**936**	**-25**	**767**	**295**	**1,973**	**815**	**2,788**
Changes in the first quarter of 2007:							
2006 income allocation			295	-295			
Distribution of dividends							
IAS 32 and IAS 39 reserves			42		**42**		42
Put option on Delmi Spa shares			-9		**-9**		-9
Other changes			6		**6**		6
Group and Third Party net profit for the term				64	**64**	14	78
Net equity at 31.03.2007 Restated	**936**	**-25**	**1,101**	**64**	**2,076**	**829**	**2,905**
Net equity at 31.12.2007 restated	**936**	**-64**	**1,096**	**292**	**2,260**	**794**	**3,054**
Changes in the first quarter 2008							
2007 income allocation			292	-292			
Merger effects on equity	693		927		**1,620**	31	1,651
IAS 32 and IAS 39 reserves			51		**51**		51
Put option on Delmi Spa shares			5		**5**		5
Put option on Abruzzo Energia Spa shares			-3		**-3**	-5	-8
Other changes		-43			**-43**	2	-41
Group and Third Party net profit for the term				143	**143**	6	149
Net equity at 31.03.2008	**1,629**	**-107**	**2,368**	**143**	**4,033**	**828**	**4,861**

a2a
energie in comune

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

SEC
Mail Processing
Section

MAY 19 2008

Washington, DC
101

BY COURIER

May 15, 2008

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Nardone

Maria Angela Nardone

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

a2a
energie in comune

PRESS RELEASE

Ownership Structures and Corporate Governance Report

Milan, 15 May 2008 – As required by law, it is hereby made known that the Ownership Structures and Corporate Governance Report, approved by A2A S.p.A. on May 14, 2008, is available to the public at the company's registered office in Brescia, via Lamarmora 230, and on the website www.a2a.eu, under section *Corporate Governance*.

For further information:
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu

a2a
energie in comune

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

SEC
Mail Processing
Section

MAY 19 2008

Washington, DC
101

BY COURIER

May 15, 2008

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of Management Board's explanatory report for the next ordinary Shareholders' meeting.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

Cod. 5986127 - 2.2008

FILE NO. 82-4911

a2a
energie in comune

MANAGEMENT BOARD'S EXPLANATORY REPORT FOR THE ORDINARY SHAREHOLDERS' MEETING CALLED TO RESOLVE ON THE PURCHASE AND SALE OF OWN SHARES PURSUANT TO ARTICLES 73 AND 93 OF CONSOB RESOLUTION NO. 11971 OF MAY 14, 1999, AS AMENDED AND SUPPLEMENTED, APPROVED BY SUPERVISORY BOARD ON MAY 12, 2008 PURSUANT TO ARTICLE 22.1 (K) (VI) OF BY-LAWS

To submit
to the Shareholders' Meeting of May 30, 2008

A2A S.p.A. (" the Company")
Registered office in Brescia, Via Lamarmora 230
Fully paid in share capital for the sum of € 1,629,110,744.04
Tax number, VAT number and
Brescia Companies' Register enrolment number 11957540153

Dear Shareholders,

the Shareholders' Meeting is called to resolve upon the following item:

Purchase and sale of own shares: inherent and consequent resolutions.

* * *

The Shareholders' Meeting of October 27, 2006, authorized to carry out own shares purchase and sale transactions for a period of eighteen months from the date of the resolution. This period will expire at April 27, 2008.

It would thus be useful, in the opinion of the Management Board, to renew this authority, in the interests of your Company and in compliance with the principle of equal treatment of shareholders and with the current applicable regulations, in order to pursue aims such as:

a) to make available an effective opportunity to invest corporate liquid assets in relation to the Company's development and the stock market performance;

b) to carry out trading, hedging and arbitrage transactions;

c) to make it possible to use the own shares within the framework of transactions linked to the current management and of industrial projects which are consistent with the strategies to be pursued by the Company and in connection with which there is an opportunity to trade shares.

It specifies that, to the state, there is no provision for the possibility of buying instrumental to the reduction of share capital.

Pursuant to Article 2357 of the Italian Civil Code, in no case the own shares held in the portfolio must exceed, taking account of the Company's shares held by its subsidiaries, the tenth part of the share capital, that is no. 313,290,527 ordinary shares with a par value of Euro 0.52 each, considering that the share capital is equal to Euro 1,629,110,744.04 and is divided into no. 3,132,905,277 ordinary shares.

The shares shall be purchased in compliance with the provisions under Article 132 of Legislative Decree no. 58/1998 as amended, Article 144-*bis* of the Regulations approved by Consob resolution no. 11971 of May 14, 1999, as amended ("**Issuers' Regulations**") and any other applicable rule at both a community and national level.

The own shares may be purchased according to the operating procedures under Article 144-*bis*, paragraph 1, letters a), b), c) and d) of the Issuers' Regulations, at a price not exceeding 5% and not lower than 5% compared to the relevant price recorded by the stock in the trading day preceding each individual transactions. These parameters are deemed appropriate to identify the value range within which purchase is in the Company's interest.

Authority is also sought to dispose of own shares purchased, specifically by means of sale transactions to be carried out through (i) cash transactions, in which case the sales will take place on the stock exchange where they are listed and/or on the over-the-counter market, at a price not lower than 95% of the relevant price recorded by the stock in the trading day preceding each individual transaction; or (ii) by trading, exchange, contribution or other acts of disposal in the context of industrial projects or corporate finance transactions, in which cases there will be no price limit.

Purchases shall be carried out within the limits of distributable profits and available reserves as reported in the Company's financial statements as of December 31, 2007, as provided by Article 2357 of the Italian Civil Code.

The authorization to purchase and sell own share will have a term of eighteen months from the date of the resolution passed by the Shareholders' Meeting.

It is also recalled that this report was approved by the Supervisory Board of the Company at its meeting on May 12, 2008 in accordance with Article 22.1 (k) (vi) of the By-Laws.

In compliance with Articles 2357 and 2357-*ter* of the Italian Civil Code, we submit the following proposed resolution for your approval:

"Having heard the Management Board's report and having noted the approval of the Supervisory Board in accordance with By-Laws, the Shareholders' Meeting of A2A S.p.A., pursuant to Articles 2357 and 2357-*ter* of the Italian Civil Code,

resolves

A) to authorise own shares purchase and sale transactions, in accordance with the purposes, procedures and terms laid down below:

   1) the maximum total number of own shares held is set at 313,290,527, taking account of the shares held by subsidiaries, equal to the tenth part of the shares in the share capital;

   2) own shares purchase and sale transactions will be carried out in the interests of your Company and in compliance with the principle of equal treatment of shareholders and with the current applicable regulations, in order to pursue aims such as:

      a) to make available an effective opportunity to invest corporate liquid assets in relation to the Company's development and the stock market performance;

      b) to carry out trading, hedging and arbitrage transactions;

      c) to make it possible to use the own shares within the framework of transactions linked to the current management and of industrial projects which are consistent with the strategies to be pursued by the Company and in connection with which there is an opportunity to trade shares.

   3) the shares shall be purchased in compliance with the provisions under Article 132 of Legislative Decree no. 58/1998 as amended, Article 144-*bis* of the Issuers' Regulations and any other applicable rule, including the rules under Directive 2003/6 and the relevant implementing rules, at both a community and national level, the Regulations and Instructions of Borsa Italiana S.p.A - on the stock exchange where they are listed and according to the operating procedures under Article 144-*bis*, letters a), b), c) and d) of the Issuers' Regulations, at a price not exceeding 5% and not lower than 5% compared to the relevant price recorded by the stock in the trading day preceding each individual transactions. These parameters are deemed appropriate to identify the value range within which purchase is in the Company's interest;

   4) the acts of disposal, and particularly the deeds of sale, of own shares purchased on the basis of the authorization given by the Shareholders' Meeting, or in any event already in the Company's portfolio, may be carried out through (i) cash transactions, in which case the sales will take place on the stock exchange where they are listed and/or on the over-the-counter market, at a price not lower than 95% of the relevant price recorded by the stock in the trading day preceding each individual transaction; or (ii) by trading, exchange, contribution or other acts of disposal in the context of industrial projects or corporate finance transactions, in which cases there will be no price limit.

B) to grant the Management Board, and the Chairman and the General Manager Mr. Renato Ravanelli on its behalf, all the widest powers necessary to fully and completely implement the resolutions under Letter A) above;

C) to rule that this authorization to purchase and sell own share is valid until otherwise resolved and, in any event, for a period not longer than eighteen months from today.".

THE MANAGEMENT BOARD

END